October 3, 2016

GasLog Ltd.
Form 20-F for the year ended December 31, 2015
Filed March 14, 2016
File No. 001-35466

Dear Ms. Raminpour:

We refer to the letter of September 19, 2016 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “Commission”) to GasLog Ltd. (the “Company”), setting forth the comment of the Commission staff (the “Staff”) on the Company’s response letter of September 8, 2016 (the “Initial Response Letter”) to the Staff’s comment letter of August 24, 2016 on the Company’s Form 20-F for the year ended December 31, 2015 (the “2015 20-F”), filed with the Commission via EDGAR on March 14, 2016.  We respectfully submit this response on behalf of the Company.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter.  The Staff’s comment is set forth in bold, followed by the Company’s response to the comment.

Certain confidential portions of this letter have been omitted by means of redacting a portion of the text and replacing it with “***”.  Pursuant to the provisions of 17 C.F.R. §200.83 (“Rule 83”), the Company has separately submitted a copy of this letter containing the redacted text to the Staff and requested confidential treatment for the redacted text.

Form 20-F for the year ended December 31, 2015

Note 2. Significant Accounting Policies

***	Denotes information omitted and provided under	Confidential Treatment Requested
	separate cover to the Staff pursuant to Rule 83	by GasLog Ltd.
GLOG-1

Investment in joint ventures, page F-13

Accounting for revenues and related operating expenses, page F-14

1.	We note your response to prior comment 2 and request some additional information. Please address the following:

●	Please clarify the party that is ultimately responsible for fulfilling the terms of a charter hire/agreement once signed (e.g. the shipowner or the pool manager):

Response:        The relevant shipowner is responsible for fulfilling the terms of that vessel’s charter party agreement, which is entered into between the shipowner and a charterer.  Pursuant to the LNG carrier pooling agreement (the “Cool Pool Agreement”), The Cool Pool Limited (the “Pool Manager”) acts as agent to fix employment of each participating vessel and to negotiate the charter party agreements on behalf of the shipowners for the employment of the participating vessels, but the Pool Manager is not ultimately responsible for fulfilling the terms of a charter hire/agreement once signed.  Each charter party agreement is directly signed by the shipowner that owns the relevant vessel.  The shipowner is solely responsible for providing the agreed service under the charter party agreement and bears the operational risks regarding the financing, insurance, manning and technical management of the relevant vessel.

●	Please tell us if the shipowner or the pool manager bears the risks if a shipment were delayed:

Response:        The relevant shipowner bears the risk of delayed shipments.  The shipowner performs all areas of operations for its vessel.  To the extent that there may be a claim under the terms of the relevant charter party agreement for non-performance, because the shipowner (instead of the Pool Manager) is the counterparty to the charter party agreement, any breach of contract claim would be properly brought against the shipowner.  Pursuant to the Cool Pool Agreement, each shipowner is responsible for the handling, conduct and settlement of any disputes arising out of or in connection with a charter party agreement or cargo carried pursuant to a charter party agreement.  Further, the Cool Pool Agreement provides that the pool is not liable to a shipowner for any claims of any nature received by a customer or customer’s agents, and only a shipowner shall be liable for any such claims.  In addition, the shipowners have indemnified the Pool Manager against claims arising in respect of their respective vessels.

●	Please tell us if the shipowner or the pool manager has inventory risk during the voyage:

Response:        The owner of inventory bears the inventory risk during a voyage.  Under the Cool Pool Agreement, bunkers and LNG cargo onboard each pool vessel are the property of either the shipowner or the relevant charterer when a participating vessel is on charter.  Under the charter party agreements, the charterer typically owns bunkers and LNG cargo while the shipowner owns remaining inventory such as lubricants and provisions. The Pool Manager does not own any inventory or bear inventory risk during a voyage.

***	Denotes information omitted and provided under	Confidential Treatment Requested
	separate cover to the Staff pursuant to Rule 83	by GasLog Ltd.
GLOG-2

●
Please provide us more detail on how the pool allocation amount is calculated. Your response should clearly explain the basis for the allocation and whether it is a percentage paid to all pool participants or an alternate method:

Response:        The pool allocation amount under the Cool Pool Agreement is calculated [***], based on the number of days each vessel is made available for service in the pool during a relevant accounting period.  The pool allocation due to each shipowner [***]  is determined as follows:

[***]

As a result of the formula above, each shipowner receives an allocation from the pool in accordance with [***].

In connection with the Company’s responses to the Staff, the Company hereby acknowledges to the Commission that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *            *

***	Denotes information omitted and provided under	Confidential Treatment Requested
	separate cover to the Staff pursuant to Rule 83	by GasLog Ltd.
GLOG-3

On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,

/s/ D. Scott Bennett
D. Scott Bennett

Ms. Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA EDGAR AND OVERNIGHT DELIVERY

Copy to:
Mr. Simon Crowe
Chief Financial Officer
GasLog Ltd.
Gildo Pastor Center
7 Rue du Gabian
Monaco, 98000

VIA E-MAIL

***	Denotes information omitted and provided under	Confidential Treatment Requested
	separate cover to the Staff pursuant to Rule 83	by GasLog Ltd.
GLOG-4
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